UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

BALTIC TRADING LIMITED
 (Name of Issuer)

Common Stock, par value $.01 per share
 (Title of Class of Securities)

Y0553W103
 (CUSIP Number)

April 30, 2014
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]           Rule 13d-1(b)

[    ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 12 Pages
Exhibit Index: Page 11

CUSIP No.: Y0553W103	Page 2 of 12 Pages

1.	Names of Reporting Persons. PANNING CAPITAL MANAGEMENT, LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	7,282,018
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	7,282,018
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,282,018
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 14.2%
12.	Type of Reporting Person IA

CUSIP No.: Y0553W103	Page 3 of 12 Pages

1.	Names of Reporting Persons. PANNING HOLDINGS GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	7,282,018
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	7,282,018
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,282,018
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 14.2%
12.	Type of Reporting Person HC

CUSIP No.: Y0553W103	Page 4 of 12 Pages

1.	Names of Reporting Persons. WILLIAM M. KELLY
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	7,282,018
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	7,282,018
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,282,018
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 14.2%
12.	Type of Reporting Person IN, HC

CUSIP No.: Y0553W103	Page 5 of 12 Pages

1.	Names of Reporting Persons. KIERAN W. GOODWIN
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	7,282,018
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	7,282,018
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,282,018
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 14.2%
12.	Type of Reporting Person IN, HC

CUSIP No.: Y0553W103	Page 6 of 12 Pages

1.	Names of Reporting Persons. FRANKLIN S. EDMONDS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	7,282,018
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	7,282,018
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,282,018
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 14.2%
12.	Type of Reporting Person IN, HC

Page 7 of 12 Pages

Item 1(a).	Name of Issuer:

Baltic Trading Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

299 Park Avenue, 12th Floor, New York, NY 10171

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Panning Capital Management, LP (“Panning Capital Management”);

ii) Panning Holdings GP, LLC (“Holdings”);

ii) William M. Kelly (“Mr. Kelly”);

iv) Kieran W. Goodwin (“Mr. Goodwin”); and

v) Franklin S. Edmonds (“Mr. Edmonds”).

This Statement relates to Shares (as defined herein) held for the account of Panning Master Fund, LP (the “Master Fund”).  Panning Capital Management serves as the investment manager of the Master Fund.  Holdings serves as general partner of Panning Capital Management.  Mr. Kelly, Mr. Goodwin and Mr. Edmonds are co-managing members of Holdings.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 510 Madison Avenue, Ste. 2400, New York, NY 10022

Item 2(c).	Citizenship:

i) Panning Capital Management is a Delaware limited partnership;

ii) Holdings is a Delaware limited liability company;

iii) Mr. Kelly is a citizen of the United States of America;

iv) Mr. Goodwin is a citizen of the United States of America; and

v) Mr. Edmonds is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share (the “Shares”)

Page 8 of 12 Pages
Item 2(e).	CUSIP Number:

Y0553W103

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) [X] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of April 30, 2014, each of the Reporting Persons may be deemed the beneficial owner of 7,282,018 Shares, all of which are held for the account of the Master Fund.

Item 4(b)	Percent of Class:

As of April 30, 2014, each of the Reporting Persons may be deemed the beneficial owner of approximately 14.2% of Shares outstanding. (The Reporting Persons’ beneficial ownership percentage is based on 51,168,896 Shares outstanding as of March 3, 2014, according to the Issuer’s annual report on Form 10-k, filed March 3, 2014).

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	7,282,018

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	7,282,018

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  The Master Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the class of Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Page 9 of 12 Pages

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PANNING CAPITAL MANAGEMENT, LP

By: /s/ William M. Kelly
Name: William M. Kelly
Title: Chief Operating Officer

PANNING HOLDINGS GP, LLC

By: /s/ William Kelly
Name: William Kelly
Title: Co-managing member

WILLIAM M. KELLY

/s/ William M. Kelly

KIERAN W. GOODWIN

/s/ Kieran W. Goodwin

FRANKLIN S. EDMONDS

/s/ Franklin S. Edmonds

May 12, 2014

Page 11 of 11 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	11

Page 12 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Baltic Trading Limited, dated as of May 12, 2014 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

PANNING CAPITAL MANAGEMENT, LP

By: /s/ William M. Kelly
Name: William M. Kelly
Title: Chief Operating Officer

PANNING HOLDINGS GP, LLC

By: /s/ William Kelly
Name: William Kelly
Title: Co-managing member

WILLIAM M. KELLY

/s/ William M. Kelly

KIERAN W. GOODWIN

/s/ Kieran W. Goodwin

FRANKLIN S. EDMONDS

/s/ Franklin S. Edmonds

May 12, 2014